UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2003

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: September 29, 2003	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

For immediate release

METHANEX NOT TO PROCEED WITH METHANOL FACILITY IN WESTERN AUSTRALIA

September 29, 2003

Methanex Corporation today announced that it will not proceed with the construction of a 1.3 million tonne per year methanol plant located on the Burrup Peninsula in Western Australia as capital costs for the proposed project have escalated to an unacceptable level. Methanex will take a one-time, non-cash charge, which is expected to be approximately US$40 million, in the third quarter to write-off the costs incurred in developing the project.

Mr. Pierre Choquette, Methanex’s Chairman and CEO commented, “We have rigorously studied several combinations of sites, technologies and scale in Australia but we have been unable to develop a methanol project that delivers acceptable returns for our shareholders. We cannot proceed with large capital projects that only deliver marginal returns.”

Mr. Bruce Aitken, Methanex’s President and COO added, “We remain committed to maintaining our strong presence in the expanding Asian market and we are continuing to develop alternatives to support our strategic customer base in Asia.” Mr. Aitken continued, “Our global supply chain allows us the flexibility to effectively service key Asian markets from our plants in New Zealand, Chile and North America.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, including developing alternatives that will help us support our customer base in Asia, and the ability to effectively service Asian markets. Please also refer to page 40 in our 2002 Annual Report for more information on forward-looking statements